TSINGTAO
青島啤酒

RECEIVED
2008 AUG 27 A 6:33

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

August 21, 2008

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

[redacted]

08004564

Very truly yours,

Xiaohang SUN

(Enclosure)

cc: Xueju Zhang / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Lu Chai
(Sullivan & Cromwell LLP)

PROCESSED
AUG 29 2008 E
THOMSON REUTERS

dw 8/28

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

August 21, 2008

A. ANNOUNCEMENT OF 2008 INTERIM RESULTS.

File No.: 82 - 4021
Document A

2008 AUG 27 A 6: 33

TSINGTAO
青岛啤酒

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT OF 2008 INTERIM RESULTS

The Board of Directors of Tsingtao Brewery Company Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries prepared pursuant to Hong Kong Financial Reporting Standards (HKFRS) for the six months ended on 30 June 2008 ("reporting period").

I. UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (PREPARED IN ACCORDANCE WITH HONG KONG FINANCIAL REPORTING STANDARDS)

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As at 30 June 2008

	Note	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000
ASSETS			
Non-current assets			
Property, plant and equipment		5,799,431	5,608,946
Leasehold land and land use rights		806,142	717,172
Prepayment for land use rights		17,442	17,442
Intangible assets		235,110	237,269
Interest in associates		29,069	27,882
Deferred income tax assets		175,429	174,783
Available-for-sale financial assets		12,634	20,223
Other long-term assets		18,540	11,120
Total non-current assets		7,093,797	6,814,837
Current assets			
Inventories		2,690,263	2,187,254
Trade receivables	4	99,372	94,199
Bills receivable		10,853	37,294
Deposits, prepayments and other receivables		994,229	1,076,742
Pledged bank deposits		18,567	20,266
Cash and cash equivalents		2,757,948	1,314,643
Total current assets		6,571,232	4,730,398
Total assets		13,665,029	11,545,235

	Note	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000
EQUITY			
Capital and reserves attributable to the Company's shareholders			
Share capital		1,308,219	1,308,219
Other reserves		3,823,800	3,632,861
Retained earnings			
— Proposed final dividend		—	287,808
— Others		661,425	280,297
		5,793,444	5,509,185
Minority interests		370,773	479,150
Total equity		6,164,217	5,988,335
LIABILITIES			
Non-current liabilities			
Borrowings and loans	5	1,198,121	96,580
Deferred income tax liabilities		115,033	17,035
Deferred government grants		63,840	76,275
Other financial liabilities		41,130	28,286
Total non-current liabilities		1,418,124	218,176
Current liabilities			
Derivative financial instruments		20,300	22,801
Trade payables	6	1,310,882	1,080,803
Bills payable		195,796	207,268
Accruals and other payables		2,797,118	2,172,297
Advance from customers		257,266	482,882
Income taxes payable		251,745	279,227
Loan due to a shareholder		102,887	109,569
Dividends payable		311,333	—
Borrowings and loans		835,361	983,877
Total current liabilities		6,082,688	5,338,724
Total liabilities		7,500,812	5,556,900
Total equity and liabilities		13,665,029	11,545,235
Net current assets/(liabilities)		488,544	(608,326)
Total assets less current liabilities		7,582,341	6,206,511

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

For the six months ended 30 June 2008

	Note	Six months ended 30 June 2008 RMB'000 (Unaudited)	2007 RMB'000 (Unaudited) (Restated)
Sales		7,790,667	6,739,438
Cost of goods sold		(5,293,239)	(4,622,857)
Gross profit		2,497,428	2,116,581
Other gains (net)		77,879	47,520
Selling and marketing costs		(1,610,684)	(1,336,273)
Administrative expenses		(362,154)	(270,816)
Other operating gains/(losses)		15,117	(11,808)
Operating profit		617,586	545,204
Finance expenses		(22,111)	(11,416)
Share of profits of associates		609	404
Profit before income tax		596,084	534,192
Income tax expense	*8*	(190,529)	(230,166)
Profit for the period		405,555	304,026
Attributable to:			
— Shareholders of the Company		381,128	268,659
— Minority interests		24,427	35,367
		405,555	304,026
Earnings per share for profit attributable to the Shareholders of the Company during the period (expressed in RMB per share)		*RMB per share*	*RMB per share*
— Basic and diluted	*9*	0.291	0.205
Dividends	*10*	287,808	287,808

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

For the Six Months Ended 30 June 2008

	(Unaudited) Attributable to shareholders of the Company					
	Share capital *RMB'000*	Other reserves *RMB'000*	Proposed final dividends *RMB'000*	Accumulated (losses)/ profits *RMB'000*	Minority interests *RMB'000*	Total equity *RMB'000*
Balance at 1 January 2007, as previously reported	1,308,219	3,796,626	287,808	(145,224)	452,294	5,699,723
Opening adjustments for the accounting policy change	—	(236,203)	—	236,203	—	—
Balance at 1 January 2007, as restated	1,308,219	3,560,423	287,808	90,979	452,294	5,699,723
Translation difference	—	1,013	—	—	—	1,013
Profit for the period	—	—	—	268,659	35,367	304,026
Total recognised income for the period ended June 2007, as restated	—	1,013	—	268,659	35,367	305,039
Adjustment to appropriations	—	43,287	—	(43,287)	—	—
Dividends declared	—	—	(287,808)	—	(29,009)	(316,817)
Capital contribution from minority shareholders	—	—	—	—	15,703	15,703
Others	—	—	—	—	862	862
Balance at 30 June 2007, as restated	1,308,219	3,604,723	—	316,351	475,217	5,704,510
Balance at 1 January 2008	1,308,219	3,632,861	287,808	280,297	479,150	5,988,335
Translation difference	—	(164)	—	—	—	(164)
Fair value loss on available-for-sale financial assets	—	(7,246)	—	—	(343)	(7,589)
Deferred income tax liabilities for available-for-sale financial assets	—	1,812	—	—	86	1,898
Profit for the period	—	—	—	381,128	24,427	405,555
Total recognised income for the period ended June 2008	—	(5,598)	—	381,128	24,170	399,700
Dividends declared	—	—	(287,808)	—	(29,725)	(317,533)
Purchase of minority shares	—	(86,993)	—	—	(102,822)	(189,815)
Equity component of convertible bonds, net of transaction costs	—	380,490	—	—	—	380,490
Deferred income tax liabilities for convertible bonds	—	(97,426)	—	—	—	(97,426)
Others	—	466	—	—	—	466
Balance at 30 June 2008	1,308,219	3,823,800	—	661,425	370,773	6,164,217

Notes:

1. **Basis of preparation**

This condensed consolidated interim financial information for the six months ended 30 June 2008 has been prepared in accordance with HKAS 34. "Interim financial reporting". The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2007, which have been prepared in accordance with HKFRSs.

2. **Accounting policies**

Except as described below, the accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 January 2008 but are not currently relevant for the Group:

- HK(IFRIC) — Int 11, "HKFRS2. Group and treasury share transactions";
- HK(IFRIC) — Int 12. "Service concession arrangements"; and
- HK(IFRIC) — Int 14, "HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction".

The following standards, amendments and interpretations to existing standards have been published but are not effective for the financial year beginning 1 January 2008 and have not been early adopted:

- HKFRS 8. "Operating segments", effective for annual periods beginning on or after 1 January 2009. HKFRS 8 replaces HKAS 14. "Segment reporting", and requires a "management approach". under which segment information is presented on the same basis as that used for internal reporting purposes. The expected impact is still being assessed in details by management but no significant impact is expected;
- HKAS 23 (amendment). "Borrowing costs", effective for annual periods beginning on or after 1 January 2009. This amendment is not relevant to the Group, as the Group currently applies a policy of capitalising borrowing costs;
- HKFRS 2 (amendment). "Share-based payment", effective for annual periods beginning on or after 1 January 2009. This amendment is not relevant to the Group's operation as the Group has currently no such schemes;
- HKFRS 3 (amendment), "Business combination" and consequential amendments to HKAS 27. "Consolidated and separate financial statements". HKAS 28. "Investments in associates" and HKAS 31. "Interests in joint ventures", effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. Management is assessing the impact of the new requirements regarding acquisition accounting. consolidation and associates on the Group;
- HKAS 1 (amendment). "Presentation of financial statements". effective for annual periods beginning on or after 1 January 2009. Management is in the process of developing proforma accounts under the revised disclosure requirements of this standard;

- HKAS 32 (amendment), "Financial instruments: presentation", and consequential amendments to HKAS 1, "Presentation of financial statements", effective for annual periods beginning on or after 1 January 2009. This is not relevant to the Group as the Group does not have any puttable instruments; and

- HK(IFRIC)— Int 13, "Customer loyalty programmes", effective for annual periods beginning on or after 1 July 2008. Management is evaluating the effect of this interpretation on its revenue recognition, and no material changes to the Group's operating results is expected.

3. Segment information

(a) *Primary reporting format — geographical segment*

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

	(Unaudited) Six months ended 30 June 2008						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	3,457,542	291,026	1,409,563	2,462,026	170,510	—	7,790,667
Inter-segment sales	122,643	893,251	176,286	33,352	1,003	(1,226,535)	—
	3,580,185	1,184,277	1,585,849	2,495,378	171,513	(1,226,535)	7,790,667
Results							
Segment results	324,685	37,984	85,461	258,679	39,496	—	746,305
Unallocated expenses, net							(128,719)
Operating profit							617,586
Finance costs							(22,111)
Share of profits of associates	609	—	—	—	—	—	609
Profit before income tax							596,084
Income tax expense							(190,529)
Profit for the period							405,555
Other information							
Depreciation	55,432	38,869	60,268	102,295	376	—	257,240
Amortisation	3,496	1,807	3,923	4,076	—	—	13,302
Property, plant and equipment impairment losses	—	287	932	—	—	—	1,219

	(Unaudited) Six months ended 30 June 2007						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	2,676,040	514,489	1,412,979	1,970,357	165,573	—	6,739,438
Inter-segment sales	84,030	559,190	91,718	21,239	—	(756,177)	—
	2,760,070	1,073,679	1,504,697	1,991,596	165,573	(756,177)	6,739,438
Results							
Segment results	203,800	38,683	21,299	256,910	51,056	—	571,748
Unallocated expenses, net							(26,544)
Operating profit							545,204
Finance costs							(11,416)
Share of profits of associates	404	—	—	—	—	—	404
Profit before income tax							534,192
Income tax expense							(230,166)
Profit for the period							304,026
Other information							
Depreciation	57,517	27,642	61,760	103,825	352	—	251,096
Amortisation	1,646	1,478	4,262	3,355	219	—	10,960
Property, plant and equipment impairment losses	—	—	50,000	206	—	—	50,206

(Unaudited)
As at 30 June 2008

	Qingdao Region *RMB'000*	**Other Shandong Regions** *RMB'000*	**Huabei Region** *RMB'000*	**Huanan Region** *RMB'000*	**Overseas** *RMB'000* *(Note a)*	**Eliminations** *RMB'000*	**Consolidated** *RMB'000*
Assets							
Segment assets	2,666,919	2,800,333	2,542,813	6,098,983	—	(2,161,016)	11,948,032
Interests in associates	29,069	—	—	—	—	—	29,069
Unallocated assets							1,687,928
							13,665,029
Liabilities							
Segment liabilities	1,394,395	924,217	940,079	3,030,905	—	(2,190,425)	4,099,171
Unallocated liabilities							3,401,641
							7,500,812
Capital expenditure	46,979	225,790	30,462	270,297	82	—	573,610

As at 31 December 2007

	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Assets							
Segment assets	2,404,599	2,038,935	2,398,711	4,835,985	—	(1,045,266)	10,632,964
Interests in associates	27,882	—	—	—	—	—	27,882
Unallocated assets							884,389
							11,545,235
Liabilities							
Segment liabilities	1,138,448	604,075	872,838	2,121,114	—	(1,097,462)	3,639,013
Unallocated liabilities							1,917,887
							5,556,900
Capital expenditure — for the six months ended 30 June 2007	83,162	200,181	69,195	134,198	563	—	487,299

Segment assets consist primarily of property, plant and equipment, intangible assets, investments in associates, inventories, trade and other receivables, and cash and cash equivalents. They exclude deferred taxation, cash and cash equivalents for the corporate use.

Segment liabilities comprise operating liabilities. Unallocated liabilities comprise items such as taxation, borrowings, and derivative financial instruments.

Capital expenditure mainly comprises additions to property, plant and equipment, leasehold land and land use rights, and intangible assets.

Note a: The segment represents sales of goods to regions (including Hong Kong) out of the PRC through the Group's overseas subsidiaries or the Group's PRC branches and subsidiaries established for overseas sales. Separable segment assets and liabilities are insignificant to the Group as a whole.

(b) Secondary reporting format — business segment

The Group is mainly engaged in the production and distribution of beer products, accordingly, no analysis of business segment information is provided.

4. TRADE RECEIVABLES

The aging analysis of trade receivables was as follows:

	30 June 2008			31 December 2007		
	Amount *RMB'000* (Unaudited)	Provision for bad debts *RMB'000* (Unaudited)	Balance after provision *RMB'000* (Unaudited)	Amount *RMB'000*	Provision for bad debts *RMB'000*	Balance after provision *RMB'000*
Less than 1 year	95,925	(389)	95,536	91,382	(443)	90,939
1 to less than 2 years	3,659	(1,280)	2,379	3,835	(987)	2,848
2 to less than 3 years	3,850	(2,995)	855	3,302	(3,156)	146
Over 3 years	246,235	(245,633)	602	230,533	(230,267)	266
Total	349,669	(250,297)	99,372	329,052	(234,853)	94,199

The majority of the Group's domestic sales are transacted at cash on delivery terms. For export sales transacted out of the PRC, they are mainly covered by letters of credit. Credit is only granted to customers with good credit history. There is no concentration of credit risk with respect to the trade receivable balances since the Group has a large number of customers which are nationally dispersed.

The net book value of accounts receivable approximated to its fair value as at 30 June 2008.

The Group makes specific bad debt provision against its doubtful trade receivable balances based on the credit status of the customers and the existence of any evidence which indicates that a portion or the full amount of the outstanding balance is uncollectible.

5. BORROWINGS AND LOANS

The Company issued 15,000,000 0.8% convertible bonds with attached warrants subscription rights at a par value of RMB1,500,000,000 on 2 April 2008. The bonds will mature 6 years from the issue date at their nominal value of RMB1,500,000,000. The holders of the bonds have warrants subscription rights to subscribe newly issued A shares of the Company at the rate of 7 shares per bond. The values of the liability component and the equity conversion component embedded in the bond offer were determined at the date of issuance of the bonds.

The fair value of the liability component, included in non-current borrowings, was calculated using a market interest rate for a non-convertible bond in the market with equivalent terms. The residual amount, representing the carrying value of the bonds after deduction of the fair value of the liability component, represents fair value of the equity conversion option, is included in shareholders' equity under other reserves, net of the attributable transaction costs.

The convertible bonds recognised in the balance sheet is calculated as follows:

	RMB'000
Face value of the convertible bond issued on 2 April 2008	**1,500,000**
Equity component	(389,702)
Transaction costs attributable to liability component	(26,245)
Liability component on initial recognition at 2 April 2008	1,084,053
Interest expenses	17,708
Interest paid	—
Liability component at 30 June 2008	**1,101,761**

The fair value of the liability component of the convertible bond at 30 June 2008 amounted to approximately RMB1,101,761,000. The fair value is calculated using cash flow discounted at the rate of 6.1%.

6. TRADE PAYABLES

The aging analysis of trade payables (including amounts due to related parties) is as follows:

	As at	
	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
	(Unaudited)	
Less than 1 year	**1,287,495**	1,057,195
1 to less than 2 years	**4,170**	7,379
2 to less than 3 years	**11,123**	8,891
Over 3 years	**8,094**	7,338
	1,310,882	1,080,803

7. **Expenses by nature**

Expenses included in cost of goods sold, selling and marketing costs and administrative expenses are analysed as follows:

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Changes in inventories of finished goods and work in progress	(133,024)	(82,838)
Raw materials and consumables used	3,755,518	3,111,569
Employee benefit expenses	733,638	534,298
Depreciation, amortisation and impairment charges	270,542	320,263
Transportation expenses	273,814	208,110
Advertising costs	255,050	248,040
Utilities	313,096	255,340
Other expenses	1,797,443	1,635,164
Total cost of sales, distribution costs and administrative expenses	7,266,077	6,229,946

8. **Taxation**

(a) Income tax expense

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
		(Restated)
Current income tax		
— Hong Kong profits tax *(i)*	3,098	3,773
— PRC enterprise income tax *(ii)*	185,607	226,455
Deferred income tax	1,824	(62)
	190,529	230,166

(i) Hong Kong profits tax

Hong Kong profit tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the year.

(ii) PRC enterprise income tax ("EIT")

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

Adoption of Enterprise Income Tax Law in the PRC:

The PRC Enterprise Income Tax Law ("EIT Law") was effective on 1 January 2008, and applicable income tax rate of entities within the Group currently is be subject to 25% from 1 January 2008. According to Guo Fa [2007] No.39, "Circular of the State Council on the Implementation of Transitional Preferential Enterprise Income Tax

Policies", from 1 January 2008, the lower preferential tax rates enjoyed by certain enterprises shall gradually be increased to the statutory tax rate of 25% within 5 years from 1 January 2008, while entities currently applying 24% EIT rate of 24% shall be adjusted to 25% in 2008. The effect of this change has been reflected in the determination of deferred tax assets/liabilities as at 31 December 2007.

For entities which are still entitled to unutilized tax holidays (including two-year exemption and three-year half rate) under the then existing preferential tax treatments, the unutilized tax holiday is allowed to be carried forward to 2008 and future years until their expiry. However, if an entity has not yet commenced its tax holiday due to its loss position, the tax holiday is deemed to commence from 2008 onwards.

Tax concessions and holidays entitled by the Group:

Xiamen Company, Songjiang Company, Changsha Company, Yulin Company, Five Star Company, Three Ring Company, Fuzhou Company and Nanning Company were approved as enterprises with foreign investment and therefore, they are exempt from EIT for two years starting from the first year of profit-marking after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafter. 2008 is the fifth profitable year of Xiamen Company, the third profitable year of Songjiang Company and the second profitable year of Changsha Company and Fuzhou Company. For other subsidiaries which have not got commenced the tax holiday due to their loss positions, the tax holiday is deemed to commence from 2008 onwards. Accordingly, EIT expense for Xiamen Company was provided at a reduced rate of 9%; EIT expense for Songjiang Company was provided at a reduced rate of 12.5% while Changsha Company, Fuzhou Company and other subsidiaries described were exempt from the income tax for the current year.

Huanan Sales Company, Huanan Holding Company, Shenzhen Asahi and Dongnan Sales Company were established in Shenzhen and Xiamen Special Economic Zones for the PRC where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 18% in 2008.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 25% based on their respective assessable income for the year.

Tax concessions and holidays entitled by the Company for previous years:

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, which is effective from the date of establishment of the Company and until there is further changes of the relevant laws and regulations. The Company also received a confirmation from the Finance Bureau of Qingdao on 23 March 1997 that this preferential tax treatment would not be terminated until further notice.

On 5 July 2007, the Company became aware of a notice which was issued by SAT in June 2007 (the "Notice") regarding the preferential tax treatment granted to nine state-owned enterprises listed on the Stock Exchange of Hong Kong Limited in 1993 (including the Company). According to the Notice, the relevant local tax authorities are required to immediately rectify the expired preferential tax treatments adopted by the Company and take appropriate action on the differences of income taxes collected in prior years arising therefore in accordance with the applicable rules and provisions under the promulgated Law on Tax Collection and Administration of the PRC.

On 15 April 2008, the Company was informed by the governing local tax bureau that the applicable EIT rate for the year ended 31 December 2007 was adjusted from 15% to 33%. The PRC EIT for the year ended 31 December 2007 of the Company was hence provided at 33% in the financial statements. The Company has not been notified by any tax authorities regarding the exposure of prior years. The directors are of the view that the final outcome cannot be reliably estimated and, therefore, no provision for potential EIT exposure in prior years had been made in the financial statements.

The EIT expenses for the six months ended 30 June 2007 has been restated and increased by approximately RMB78,914,000 so as to reflect the abovementioned change in the applicable EIT rate.

(b) Value-added tax ("VAT")

According to "the People's Republic of China Value-added Tax Temporary Regulations" ("VAT Regulations"), the Group is subject to output VAT calculated at 17% of the domestic sales value of tangible goods. In addition, it is subject to a refund of 13% on its export sales of products based on an "exempt, credit, refund" policy enacted. The Group also pays input VAT on its purchases of raw materials and auxiliary materials which is deductible against output VAT on its sales in order to arrive at the net VAT amount payable to the PRC government.

(c) Consumption tax

Beers production, manufacturing consignment and beer product importation activities undertaken by the Group are subject to consumption tax in the PRC. For beer with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer sold below that price, the consumption tax is levied at RMB220 per ton.

9. Earnings per share — basic and diluted

Earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the number of ordinary shares in issue during the year.

	Six months ended 30 June	
	2008	2007
	(Unaudited)	(Unaudited)
Profit attributable to share holders of the Company *(RMB'000)*	**381,128**	268,659
Number of ordinary shares in issue *(thousands)*	**1,308,219**	1,308,219
Basic earnings per share *(RMB per share)*	**0.291**	0.205

The diluted earnings per share information was the same as basic for 2008 and 2007 as there were no dilutive potential ordinary shares as of 30 June 2008 and 2007.

The Company issued convertible bonds with attached warrants subscription rights during the period. Though the contingently issuable shares of the Company due to the exercise of the warrants subscription rights by the bonds holders may potentially dilute basic earnings per share in the future, the exercise price of those rights is higher than the prevailing share price of the Company as at 30 June 2008 and therefore, they were not included in the calculation of diluted earnings per share for the period.

10. Dividends

During the period, a final dividend for 2007 amounting to RMB287,808,000 (dividends per share: RMB0.22) were approved in Annual General Meeting held on 10 June 2008. The Board of Directors do not recommend the payment of an interim dividend for the period (30 June 2007: nil).

II. DIVIDENDS

The Company will not distribute interim dividend for the six months ended on 30 June 2008 pursuant to the provisions in the articles of association of the Company.

III. MANAGEMENT DISCUSSIONS AND ANALYSIS

(I) Review of Operational Results for the First Half of 2008

For the first half of 2008, due to the complex factors including the tightened currency policy, natural disasters and the high cost of raw materials in China, the national beer industry realized its total sales volume of 196.48 million hl, which increased 5.6% only (data resource: National Bureau of Statistics of China) and was lower than the growth rate of 16.2% from the previous year. During the reporting period, the Company realized 26.86 million hl of accumulated sales volume, which increased 5%; in accordance with HKFRS, its sales revenues reached RMB7.791 billion, which increased 15.6%; profits attributable to shareholders reached RMB0.381 billion, which increased 41.9%.

Facing the slow growth of market share, and hike of prices such as raw materials, packaging material, labor and energy, the Company eased certain pressure brought by price hike through further organizational reform by adjusting the prices of some products of Tsingtao beer, optimizing the product mix, adjusting production techniques and using new materials to keep the steady growth of the major economic indicators in the first half year. During the reporting period, the Company made obvious progress in brand integration. As a result, the sales volume of its top 4 brands (Tsingtao, Shanshui, Laoshan and Hans) reached 24.8 million hl, which was accounted for 92.4% of the total sales volume of the Company and increased 30%; in which, the sales volume of Tsingtao reached 11.1 million hl, which increased 22%; draft, small bottled and canned high-quality beer increased 21.8%, 30.2% and 19.3% respectively. In the first half year, the revenues per thousand litre of beer increased 10%, while the gross profit of the Company increased 0.7 percent point.

In 2008, the Company put into more efforts in marketing and sales with the opportunities brought by the Beijing Olympic Games. The theme of this year's Olympic marketing activities is "releasing the passion". Therefore, the Company has planned and carried out a series of activities such as "Nationwide Olympic Caravan", "Tsingtao Olympic Experiencing Center", "Tsingtao Beer — CCTV City Show", and "Tsingtao Beer — I am the Champion", to promote, based on these activities, the implementation of its "Three-inone" marketing strategy, further expand the brand impact of Tsingtao beer, increase its sales volume and optimize its products mix.

(II) Analysis to Principal Business and Operation of the Company

1. Table of Principal Business by Geographical Markets

Unit: RMB'000

Region	**Turnover**	**Increase/Decrease(%)**
Qingdao	3,580,185	29.71
Shandong Province (excluding Qingdao)	1,184,277	10.30
North China	1,585,849	5.39
South China	2,495,378	25.30
Exports	171,513	3.59
Sub-total	9,017,202	20.30
Less: Intra-group set-offs	1,226,535	62.20
Total	7,790,667	15.60

The Group is mainly engaged in the production and sales of beer.

2. Cost of Sales

In the first half of 2008, the Group's cost of sales was RMB5.293 billion which increased 14.5% from the previous year mainly due to the expansion of sales scale and price hike of raw materials.

3. Expenses during the Period

(1) In the first half of 2008, the sales expenses of the Group was RMB1.611 billion, which increased 20.5% mainly due to more expenses in advertising expenses including Olympic marketing and brand promotion, and in marketing fees.

(2) In the first half of 2008, the administrative expenses of the Group was RMB0.362 billion, which increased 33.7% mainly due to the set off of RMB0.046 billion of the welfare fees in the previous years pursuant to requirements in the China's latest accounting policies. Regardless of the above factor, the administrative expenses incurred in this reporting period increased RMB0.045 billion which was mainly due to an increase of RMB0.033 billion of remunerations to the management team and RMB0.016 billion of taxes including land utilizing tax.

(3) In the first half of 2008, the financial expenses of the Group was RMB22.11 million, which increased 93.7% mainly due to the payment of RMB17.71 million of interests for the bonds with warrants issued in April 2008.

4. Other Gains

(1) In the first half of 2008, the Group's other gains were RMB77.88 million, which increased 63.9% mainly due to increase of governmental allowance obtained by the subsidiaries during the reporting period.

5. Income Tax

In the first half of 2008, the income tax of the Group was RMB191 million, which decreased 17.2% as the tax rate of 25% applied by the parent company for the period was lower than that of 33% during the same period in last year.

As the income tax rate for the parent company in 2007 was adjusted from 15% to 33%, therefore, the net profit during the same period in last year was that being calculated and adjusted as per the tax rate of 33%.

Impacts to the income tax and net profit due to changes of income tax rate in 2007:

Unit: RMB'000

Item	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Tax fees payable	45,050	33,690	61,960	34,510	175,210
Deferred income tax assets	2,240	(2,070)	(8,410)	8,240	—
Increased Amount of income tax	**47,290**	**31,620**	**53,550**	**42,750**	**175,210**

6. Interpretation of Composition of Assets/Liabilities

(1) Currency Funds

By the end of the first half of 2008, the currency funds of the Group was RMB2.777 billion, which increased 108.0% from the beginning of 2008 mainly due to the proceeds of RMB1.5 billion from issuing the bonds with warrants during the period.

(2) Inventory

By the end of the first half of 2008, the inventory of the Group was RMB2.69 billion, which increased 23.0% from the beginning of 2008 mainly due to the increase of storage of raw materials.

(3) Bonds Payable

By the end of the first half of 2008, the increased and confirmed bonds payable of the Group were RMB1.101 billion from the beginning of 2008 mainly due to the issuance of bonds with warrants during the reporting period.

(4) Deferred Income Tax Debts

By the end of the first half of 2008, the deferred income tax debts of the Group was RMB0.115 billion, which increased 575.3% from the beginning of 2008 mainly due to the deferred income tax debts of RMB0.1 billion confirmed by the bonds with warrants issued during the reporting period.

7. Analysis of Cash Flow

(1) By the end of the first half of 2008, the net amount of cash flow from business activities of the Group was RMB0.765 billion, which decreased RMB0.616 billion or 44.6% from RMB1.381 billion during the same period in last year. It was mainly caused by the growth of production and sales scale, increase of storage of raw materials, and increase of expenses in Olympic marketing, brand promotion and transportation fees.

(2) By the end of the first half of 2008, the net amount of cash flow produced from investing activities of the Group was -RMB0.586 billion, which decreased RMB0.219 billion from -RMB0.367 billion during the same period in last year. It was mainly caused by the purchase of minority shares in its subsidiaries like Tsingtao Hans, and the purchase of long-term assets due to the expansion or relocation of its subsidiaries under governmental instructions.

(3) By the end of the first half of 2008, the net amount of cash flow from fund raising activities of the Group was RMB1.272 billion, which increased RMB1.236 billion from RMB0.036 billion during the same period in last year. It was mainly caused by the issuance of bonds with warrants during the reporting period.

8. Investments

By the end of the first half of 2008, the Company had increased its investments to its subsidiaries as follows:

(1) To increase RMB360 million to its wholly-owned subsidiary Tsingtao Brewery (Jinan) Company Limited which make its registered capital reach RMB560 million.

(2) To increase RMB50 million to its wholly-owned subsidiary Tsingtao Brewery (Chengdu) Company Limited which make its registered capital reach RMB200 million.

(3) To increase RMB220 million to its subsidiary Tsingtao Brewery Company Limited No. 3 which make its registered capital reach RMB230 million.

(4) To increase RMB240 million to its subsidiary Tsingtao Brewery (Xuzhou) Pengcheng Company Limited which make its registered capital reach RMB245 million.

(5) To increase RMB280 million to its subsidiary Tsingtao Brewery (Rizhao) Company Limited making its registered capital up to RMB290 million. The process of change of registration at the State Administrative for Industry and Commerce has been completed in

July 2008.

(6) The Company purchased 23.9% of shares in Tsingtao Brewery Xi'an Hans Group Company Limited held by Xi'an Industrial Assets Company Limited for the price of RMB171 million. The procedures for change of registration at the State Administration for Industry and Commerce had been completed on 25 January 2008. Tsingtao Brewery Xi'an Hans Group Company Limited became the wholly-owned subsidiary of the Company after the procedures.

9. Debt/Capital Ratio

By 30 June 2008, the Group's debt/capital ratio was 17.1% (1.9% by 30 June 2007), the formula of calculation of debt/capital is: total amount of long-term borrowings/(total amount of long-term borrowings + shareholders' equity belonging to the parent company).

10. Charge of Assets

By 30 June 2008, the RMB15 million of bank facilities with mortgages of the Group was comprised of the mortgages of net amount of around RMB34.68 million of machines and equipments (by 31 December 2007, the RMB20 million of bank facilities with mortgages of the Group was comprised of the mortgages of net amount of around RMB37 million of machines and equipments, and RMB10.4 million of raw materials).

11. Risk of Flexible Exchange Rate

As the Group currently relies on the imported barley among the raw materials in its production of Tsingtao beer, so the change of exchange rate would indirectly affect the price of raw materials used by the Group, so as to bring certain impacts to the earning ability of the Group.

The continuous hike of the exchange rate of Renminbi would also bring certain negative impacts to the exports of the Group.

12. Contingent Liabilities

1. Pursuant to certain policies for housing reform announced by the State Council and Qingdao Municipal Government in 1998, the policy of allocating staff quarters as welfare benefits of its employees was terminated. In replacement, qualified employees are to be compensated in form of monetary housing subsidies. As of 30 June 2008, no formal plan had yet been finished by the Group or the Company, nor any plans in respect of such arrangement had been announced by the Group or the Company to their employees. After consulting its attorneys, the directors of the Company were in the opinion that both the Group and the Company were not liable to and had not made any payments for such monetary housing subsidies, and there was no reasonable basis for the Group and the Company to accrue for any potential liabilities.

2. As stated in No. 8 of *Notes to the Consolidated Financial Statements*, the issues for income tax of the previous years of the Group were still pending for resolution. The directors of the Company consider that there is no significant adverse impact on the operation of the Group and accordingly, no provision for the impairment loss considered necessary.

3. As of 30 June 2008, Tsingtao Brewery Company Limited No. 5, the subsidiary of the Company, had provided guarantee for RMB22,000,000 of bank facility of Qingdao Tsingtao-Asahi Company Limited for the period from 16 July 2007 to 15 July 2008.

(III) Prospect for the Second Half of 2008

For the second half year, by facing the fiercer pressure of hike of costs, and based on the

current situation of the national and international macro-economy and the momentum in the national beer industry, the Board of Directors of the Company has adjusted its operational goal in 2008 that its growth of sales volume would be over 2 percent point higher than that of the national beer industry during the same period. In the next half of 2008, the Company would go on to take active measures to respond to the more and more complicated competition. On one hand, it would utilize the proceeds from the issuance of bonds with warrants to create new production capabilities, and to further expand the market to increase its sales volume by focusing on the Olympic marketing; on the other hand, it would further improve its capability in integrated operations and professional function management, to maintain a long-term sustainable development of the Company.

IV. SIGNIFICANT EVENTS

1. During the reporting period, the Company did not involve in any new events of significant litigations and arbitration.

   For the case of the 999 Group bringing an action demanding the Company, Tsingtao Brewery (Xuzhou) Pengcheng Company Limited, Xuzhou Bureau of Finance and Xuzhou Light Industry Company to jointly repay its principal payment and interests totaling RMB12.14 million ever disclosed in the Company's 2007 annual report, Xuzhou Intermediate People's Court had made initial judgment on 29 April 2008 of denying all requests raised by the 999 Group.

2. The Company acquired 23.9% shares in Tsingtao Brewery Xi'an Hans Group Company Limited ("TB Hans") held by Xi'an Industrial Assets Operations Co., Ltd. ("Industrial Co.") through open transaction in Xi'an Property Right Trading Center. According to the result of public bidding, the Company acquired such shares at a consideration of RMB171 million, and signed the share transfer agreement with Industrial Co. on 28 December 2007. The Board of Directors (including Independent Directors) of the Company considered that, the transaction was in line with the Company's development strategies, and beneficial to the Company for strengthening its centralized management over TB Hans, further improving the organizational structure and brands integration in the west-north market. It determined the acquisition price based on the net asset value of TB Hans, also took into account of its operational situations and earning ability. The transaction price was fair and reasonable, and was in line with the interests of the Company and its shareholders as a whole. For details of the transaction, please refer to the announcement published on 4 January 2008 published in *China Securities Journal, Shanghai Securities News* and *Securities Times*, and the websites of stock exchanges where the Company is listed. On 25 January 2008, the registration process for the transfer of shares was completed in the State Administration for Industry and Commerce of Xi'an, and TB Hans became a wholly-owned subsidiary of the Company.

3. On 26 May 2008, the Company and Tsingtao Brewery Group Company Limited ("Group Company") entered into an agreement pursuant to which the Company agreed to acquire the minority shareholding in the 22 subsidiaries held by Group Company through open transaction in Qingdao Property Right Trading Center for a consideration of RMB76.94 million. The pricing was determined with reference to the appraised net assets value of the target companies as at 31 March 2007 by two independent PRC assets appraisal companies and the net profit or loss of the target companies for the six months neded 30 September 2007. The Company made the payment to the account appointed by Qingdao Property Right Trading Center within 5 working days after the agreement took effect upon the approval of Qingdao Property Right Trading Center. The Board of Directors (including Independent Directors) of the Company considered that, the transaction was in line with the Company's

development strategies, beneficial to the Company for strengthening its centralized management over its subsidiaries and reducing the related party transactions. It determined the acquisition price based on appraised the net asset value of the subsidiaries, and also took into account of their operational situations and earning ability. The transaction price was fair and reasonable, and was in line with the interests of the Company and its shareholders as a whole. For details of the transactions, please refer to the announcement on the websites of stock exchanges where it is listed.

4. Under the *Entrusted Operation and Management Agreement* and its supplementary agreement signed between the Company and Tsingtao Brewery Group Company Limited ("Group Company"), the Company went on to manage the Group Company's 80% stake in Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") as its custodian and included it into the consolidating scope of financial statements during the reporting period. Save as it, there is no other issues of custody of the Company.

5. Tsingtao Brewery No. 5 Company Limited, the Company's subsidiary, provided extension guarantee for Qingdao Tsingtao-Asahi Company Limited, in which it holds 40% stake, in respect of loans in the total amount of RMB22 million offered by No. 1 Shibei Sub-branch of Qingdao Branch of the Communications Bank Co., Ltd. Save as it, all external guarantees provided by the Company during the reporting period were for the bank loans and current borrowings for its subsidiaries under the approval of its Board of Directors.

6. Under the approval of the China Securities Regulatory Commission, the Company issued bonds with warrants with a 6-year term in the total value of RMB1.5 billion to qualified investors of A-shares in Shanghai Stock Exchange on 2 April 2008. The separated bonds and warrants had been traded respectively in Shanghai Stock Exchange on 18 April under the approval of Shanghai Stock Exchange.

   The face value for each bond is RMB100 with interest rate of 0.8%. It will pay the interest once per year, and repay the principal in one-off when it expires. The bonds with warrants are attached with totally 105 million warrants whose exercising price is RMB28.06/share. Each 2 warrants represent the subscribing right for 1 share of A-share issued by the Company. The exercising period will be the trading days between 13 October 2009 and 19 October 2009 (the warrants are not allowed to be traded during the exercising period).

7. According to the notice from the tax authority in Qingdao in April 2008, the applicable income tax rate for the Company for 2007 was 33% (the previous income tax rate applicable to the Company was 15%). As at the date of disclosure of this Announcement, the tax authority has not made any decision on how to settle the income tax before the year 2007. The Company will issue further announcement as and when appropriate upon receipt of any further information. Pursuant to the new *Enterprise Income Tax Law of the People's Republic of China* which came into effect from 1 January 2008, the income tax rate applicable to the Company for 2008 is 25%.

8. The Company did not buy back, sell or redeem any of its listed shares during the reporting period.

V. REVIEW OF THE UNAUDITED INTERIM RESULTS

The Audit & Finance Committee under the Board of Directors of the Company has reviewed the Company's unaudited 2008 interim results.

VI. CODE OF CORPORATE GOVERNANCE PRACTICE

The Company had been emphasizing the corporate governance and its transparency. Under the

requirements on corporate governance raised by the regulatory authority, the Company had been improving its internal control to realize a standard and highly efficient operations to ensure that its shareholders can obtain rewards from sound corporate governance. During the reporting period, the Company had been in compliance with the Appendix 14 *Code of Corporate Governance Practice of Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.*

Tsingtao Brewery Company Limited
Board of Directors

Qingdao, the People's Republic of China
19 August 2008

The Board of Directors of the Company as at the date hereof comprises:

Executive Directors: *Mr. JIN Zhi Guo (Chairman), Mr. WANG Fan (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*

Non-executive Directors:Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM

Independent Directors: *Mr. FU Yang, Ms. LI Yan, Mr. POON Chiu Kwok and Ms. WANG Shu Wen*

END